                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                             SEC File Number 0-22055
                             CUSIP Number 87305 U102

(Check one): |X| Form 10-KSB  | | Form 20-F   | | Form 11-K   | | Form 10-QSB
             | | Form 10-D  | | Form N-SAR  | | Form N-CSR
             For Period Ended: December 31, 2005
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             | | Transition Report on Form 10-KSB
             | | Transition Report on Form 20-F
             | | Transition Report on Form 11-K
             | | Transition Report on Form 10-QSB
             | | Transition Report on Form N-SAR
             For the Transition Period Ended: ______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

AMEDIA NETWORKS, INC.
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Full Name of Registrant

2 CORBETT WAY
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Address of Principal Executive Office

EATONTOWN, NEW JERSEY 07724
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
        (b)  The subject annual report, semi-annual report, transition report on
             Forms 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion
|X| thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III NARRATIVE

State below in reasonable detail the reason why Forms 10-KSB, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 could not be filed by the prescribed due date of March 31, 2006 because registrant had not yet finalized its financial statements for the fourth quarter and fiscal year 2005 and the audit of registrant's 2005 financial statements is ongoing. The delay is due in part to the limited staff and other resources of the registrant available to prepare the report within the prescribed time period. Accordingly, the registrant is unable to file such report within the prescribed time period without unreasonable effort or expense. The registrant anticipates that the subject annual report will be filed on or before April 17, 2006.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

FRANK GALUPPO, CEO (732) 440-1992
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(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2004, the registrant had no revenues and a net loss of $8,322,211. For the year ended December 31, 2005, the registrant currently estimates that it had revenues of approximately $5,548 and a net loss of approximately $12,941,282. Results for the 2005 fiscal year remain subject to further adjustment.

This increase in net loss of approximately $4,619,000 (or 56%) is primarily attributable to increased research and development, sales and marketing, and general and administrative expenses during 2005 as compared to 2004. Research and development expenses increased primarily due to the increase in amounts incurred for personnel, contracted labor and certain materials and supplies used in product development and enhancement during 2005. Sales and marketing expenses increased primarily due to the hiring of additional marketing and sales personnel during 2005 and other increased marketing costs, such as trade shows. General and administrative expenses increased primarily due to the hiring of additional executive and staff personnel during 2005.

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                             AMEDIA NETWORKS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 2006                                     By: /s/ Frank Galuppo
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                                                         Frank Galuppo
                                                         Chief Executive Officer